SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)

EMMIS COMMUNICATIONS CORPORATION

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

291525 10 3

(CUSIP Number)

Jeffrey H. Smulyan c/o Emmis Communications Corporation One Emmis Plaza 40 Monument Circle, Suite 700 Indianapolis, Indiana 46204 (317) 266-0100	Alan W. Becker, Esq. Bose McKinney & Evans LLP 111 Monument Circle, Suite 2700 Indianapolis, Indiana 46204 (317) 684-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

(Continued on following pages)

(Page 1 of 10 pages)

CUSIP No.: 291525 10 3	13D/A	Page 2 of 10 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liability of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSON: Jeffrey H. Smulyan
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions): OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 5,608,747 (1)
	(8)	SHARED VOTING POWER: 44,745 (1)
	(9)	SOLE DISPOSITIVE POWER: 5,608,747 (1)
	(10)	SHARED DISPOSITIVE POWER: 44,745 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,653,492
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 12.8% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of (i) 8,441 shares of Class A Common Stock held in Mr. Smulyan’s 401(k) Plan, (ii) 358,853 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 4,569,464 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control, and (vii) options to purchase 671,989 shares of Class A Common Stock that are exercisable currently or within 60 days of February 6, 2015. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

CUSIP No.: 291525 10 3	13D/A	Page 3 of 10 Pages

(1)	NAME OF REPORTING PERSON: HSJS, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions): WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 0
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 0
	(10)	SHARED DISPOSITIVE POWER: 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) OO

(2)	Based on 38,999,989 shares of Class A Common Stock outstanding as of January 2, 2015 as disclosed on the Issuer’s latest periodic filing and, in the case of Mr. Smulyan’s aggregate ownership, (i) 4,569,464 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan and (ii) 671,989 shares of Class A Common Stock issuable upon the exercise of options to to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of February 6, 2015. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares deemed to be beneficially owned in the aggregate by Mr. Smulyan represents approximately 54.8% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

CUSIP No.: 291525 10 3	13D/A	Page 4 of 10 Pages

(1)	NAME OF REPORTING PERSON: Herbert Simon
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions): PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 995,520
	(8)	SHARED VOTING POWER: 0
	(9)	SOLE DISPOSITIVE POWER: 995,520
	(10)	SHARED DISPOSITIVE POWER: 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 995,520
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 2.6% (2)
(14)	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No.: 291525 10 3	13D/A	Page 5 of 10 Pages

Amendment No. 21 to Schedule 13D

This Amendment No. 21 to Schedule 13D (this “Amendment No. 21”) is being filed by Jeffrey H. Smulyan, an individual, HSJS, LLC, an Indiana limited liability company, and Herbert Simon, an individual, and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on October 3, 1995 by Mr. Smulyan, as amended and restated by Amendment No. 1 filed by Mr. Smulyan on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by Mr. Smulyan on August 7, 2006, as amended and restated by Amendment No. 3 filed by Mr. Smulyan on September 18, 2006, as amended and supplemented by Amendment No. 4 filed by Mr. Smulyan on January 12, 2010, as amended and supplemented by Amendment No. 5 filed by Mr. Smulyan on April 27, 2010, as amended and supplemented by Amendment No. 6 filed by Mr. Smulyan, JS Acquisition, Inc., an Indiana corporation, and JS Acquisition, LLC, an Indiana limited liability company (collectively, the “2010 Smulyan Entities”) on May 27, 2010, as amended and supplemented by Amendment No. 7 filed by the 2010 Smulyan Entities on June 7, 2010, as amended and supplemented by Amendment No. 8 filed by the 2010 Smulyan Entities on June 24, 2010, as amended and supplemented by Amendment No. 9 filed by the 2010 Smulyan Entities on July 6, 2010, as amended and supplemented by Amendment No. 10 filed by the 2010 Smulyan Entities on August 4, as amended and supplemented by Amendment No. 11 filed by the 2010 Smulyan Entities on August 9, as amended and supplemented by Amendment No. 12 filed by the 2010 Smulyan Entities on August 16, 2010, as amended and supplemented by Amendment No. 13 filed by the 2010 Smulyan Entities on August 23, 2010, as amended and supplemented by Amendment No. 14 filed by the 2010 Smulyan Entities on August 30, 2010, as amended and supplemented by Amendment No. 15 filed by the 2010 Smulyan Entities on September 3, 2010, as amended and supplemented by Amendment No. 16 filed by the 2010 Smulyan Entities on September 9, 2010, as amended and supplemented by Amendment No. 17 filed by the 2010 Smulyan Entities on September 29, 2010, as amended and supplemented by Amendment No. 18 filed by Mr. Smulyan, HSJS, LLC, an Indiana limited liability company and Herbert Simon, an individual (together, the “2012 HSJS Reporting Persons”) on May 18, 2012, and as amended and supplemented by Amendment No. 19 filed by the 2012 HSJS Reporting Persons on May 30, 2012, and as amended and supplemented by Amendment No. 20 filed by the 2012 HSJS Reporting Persons on July 24, 2012, is hereby amended and supplemented by the 2012 HSJS Reporting Persons as set forth below in this Amendment No. 21. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the prior Reports on Schedule 13D referred to in this paragraph.

ITEM 5. Interest in Securities of the Issuer.

This Amendment is filed to report the effect of the liquidation of HSJS, LLC and the distribution of the Class A Common Stock it held to its two owners, Jeffrey H. Smulyan and Herbert J. Simon (through the Herbert Simon Revocable Trust dated December 15, 2006), in accordance with the HSJS, LLC organizational documents. As a result of such liquidation and distribution, any “group” consisting of Mr. Simon (or his trust), Mr. Smulyan and HSJS, LLC that previously might have been deemed to exist now has ceased to exist.

Accordingly, the disclosure in Item 5 is hereby amended and restated as follows:

(a)-(b) Mr. Smulyan. As of February 6, 2015, Mr. Smulyan may be deemed to beneficially own in the aggregate 5,653,492 shares of Class A Common Stock, which includes shares issuable upon conversion of 4,569,464 shares of the Issuer’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which are convertible into shares of Class A Common Stock at any time on a share-for-share basis. The shares of Common Stock that Mr. Smulyan may be deemed to beneficially own consist of:

(i)	8,441 shares of Class A Common Stock held in the 401(k) Plan;

(ii)	358,853 shares of Class A Common Stock held by Mr. Smulyan individually;

CUSIP No.: 291525 10 3	13D/A	Page 6 of 10 Pages

(iii)	11,120 shares of Class A Common Stock held by Mr. Smulyan for his children over which Mr. Smulyan exercises or shares voting control;

(iv)	3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece over which Mr. Smulyan exercises or shares voting control;

(v)	30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting control;

(vi)	options to purchase 671,989 shares of Class A Common Stock that are exercisable currently or within 60 days of February 6, 2015; and

(vii)	4,569,464 shares of Class B Common Stock held by Mr. Smulyan individually, which are convertible on a one-for-one basis into shares of Class A Common Stock.

The following is the information required by Item 2 of this Schedule with respect to each person with whom Mr. Smulyan shares the power to vote or to direct the vote or to dispose or direct the disposition:

(a)	RONALD E. ELBERGER

(b)	The business address of Mr. Elberger is 111 Monument Circle, Suite 2700, Indianapolis, Indiana 46204.

(c)	The present principal occupation of Mr. Elberger is Attorney/Partner with Bose, McKinney & Evans LLP.

(d)	During the past five years, Mr. Elberger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Elberger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Elberger is a citizen of the United States of America.

(a)	BRUCE JACOBSON

(b)	The business address of Mr. Jacobson is 800 East 96th Street, Suite 500, Indianapolis, IN 46240.

(c)	The present principal occupation of Mr. Jacobson is Senior Vice President of KSM Business Services; he is a retired partner of Katz, Sapper & Miller LLP.

(d)	During the past five years, Mr. Jacobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Jacobson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.: 291525 10 3	13D/A	Page 7 of 10 Pages

(f)	Mr. Jacobson is a citizen of the United States of America.

(a)	GARY KASEFF

(b)	The business address of Mr. Kaseff is 790 East Colorado Boulevard, Suite 900, Pasadena, California 91101.

(c)	The present principal occupation of Mr. Kaseff is employee and director of the Issuer and certain of its subsidiaries

(d)	During the past five years, Mr. Kaseff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Kaseff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kaseff is a citizen of the United States of America.

The shares that Mr. Smulyan may be deemed to beneficially own in the aggregate represent approximately 12.8% of the outstanding shares of Class A Common Stock and 54.8% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law.

The percentage of the Class A Common Stock that Mr. Smulyan may be deemed to beneficially own as set forth in this Item 5 and the voting percentage represented by that stock is calculated based on: (i) 38,999,989 shares of Class A Common Stock outstanding as of January 2, 2015 as disclosed on the Issuer’s Quarterly Report for the three months ended November 30, 2014 on Form 10-Q filed with the SEC on January 8, 2015; (ii) 4,569,464 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan; and (iii) 671,989 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of February 6, 2014.

Except as otherwise provided in Item 2 or this Item 5, no one other than Mr. Smulyan has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares of Class A Common Stock that Mr. Smulyan may be deemed to beneficially own.

HSJS, LLC. As of and following February 6, 2015, HSJS, LLC beneficially owned no shares of Class A Common Stock.

CUSIP No.: 291525 10 3	13D/A	Page 8 of 10 Pages

Mr. Simon. As of February 6, 2015, Herbert J. Simon beneficially owned 995,520 shares of Class A Common Stock through the Herbert Simon Revocable trust dated December 15, 2006, all of which was distributed to the trust in connection with the liquidation of HSJS, LLC. Mr. Simon has sole voting and dispositive control of the trust.

The shares that Mr. Simon may be deemed to beneficially own in the aggregate represent approximately 2.6% of the outstanding shares of Class A Common Stock and 1.8% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

The percentage of the Class A Common Stock that Mr. Simon may be deemed to beneficially own and the voting power of that stock as set forth in this Item 5 is calculated based on 38,999,989 shares of Class A Common Stock outstanding as of January 2, 2015 and 4,569,464 shares of Class B Common Stock outstanding as of January 2, 2015, all as disclosed on the Issuer’s Quarterly Report for the three months ended November 30, 2014 on Form 10-Q filed with the SEC on January 8, 2015.

No one other than Mr. Simon has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares of Class A Common Stock that Mr. Simon may be deemed to beneficially own through his trust.

(c) On February 6, 2015, HSJS, LLC distributed 135,526 shares of Class A Common Stock to Mr. Smulyan and 995,520 shares of Class A Common Stock to the Herbert Simon Revocable Trust dated December 15, 2006, its two equity owners, after which HSJS, LLC owned no shares of Class A Common Stock. The Reporting Persons have effected no other transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days:

(d) Mr. Smulyan. Except as otherwise described in this Item 5, no one other than Mr. Smulyan has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by Mr. Smulyan as described in Item 5.

Upon the liquidation of and distribution of shares by HSJS, LLC, any “group” consisting of Mr. Smulyan, Mr. Simon and HSJS, LLC ceased to exist. Mr. Smulyan specifically disclaims beneficial ownership of the Common Stock reported herein that is not reported in this Item 5 as owned by Mr. Smulyan.

HSJS, LLC. Upon the liquidation of and distribution of shares by HSJS, LLC, any “group” consisting of Mr. Smulyan, Mr. Simon and HSJS, LLC ceased to exist. HSJS, LLC specifically disclaims beneficial ownership of any of the Common Stock reported herein. Accordingly, HSJS, LLC no longer beneficially owns in excess of 5% of the Common Stock.

Mr. Simon. No one other than Mr. Simon has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by Mr. Simon as described in Item 5.

Upon the liquidation of and distribution of shares by HSJS, LLC, any “group” consisting of Mr. Smulyan, Mr. Simon (or his trust) and HSJS, LLC ceased to exist. Mr. Simon specifically disclaims beneficial ownership of the Common Stock reported herein that is not reported in this Item 5 as owned by Mr. Simon or his trust. Accordingly, Mr. Simon no longer beneficially owns in excess of 5% of the Common Stock.

(e) Not applicable.

CUSIP No.: 291525 10 3	13D/A	Page 9 of 10 Pages

ITEM 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following as exhibits hereto:

99.1	Written Agreement Relating to the Filing of Joint 13D Statement – SEC Rule 13d-1(k).

CUSIP No.: 291525 10 3	13D/A	Page 10 of 10 Pages

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015	/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan
HSJS, LLC

	By:	/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan
Manager

/s/ Herbert J. Simon
Herbert J. Simon